Exhibit 21
SUBSIDIARIES OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Gulfport Energy Operating Corporation	Delaware
Gulfport Appalachia, LLC	Delaware
Gulfport MidCon, LLC	Delaware
Puma Resources, Inc.	Delaware
Westhawk Minerals, LLC	Delaware
Grizzly Holdings, Inc.	Delaware
Mule Sky, LLC	Delaware
Gulfport LA, Inc.	Delaware